04003402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nexa Securities Inc. dba Nexa Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1278 E. Colorado Blvd.
(No. and Street)

Pasadena (City) CA (State) 91106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Thornton 818 386-6902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

RECEIVED MAR - 1 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JURAT WITH AFFIANT STATEMENT

State of Calif
County of Los Angeles } ss.

☑ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6
7
8

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 27 (Date) day of February (Month), 2004 (Year), by

(1) Steven Thornton (Name of Signer(s))

(2) ___ (Name of Signer(s))

JENNIFER ALVAREZ
Commission # 1287923
Notary Public - California
Los Angeles County
My Comm. Expires Dec 21, 2004

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: ___

Document Date: ___ Number of Pages: ___

Signer(s) Other Than Named Above: ___

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

NEXA SECURITIES, INC.
1278 E. Colorado St.
Pasadena, CA 91101

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Nexa Securities, Inc.
Pasadena, California

I have audited the accompanying statement of financial condition of Nexa Securities, Inc. (Company) as of December 31, 2003 and related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Nexa Securities, Inc. as of December 31, 2003 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 18, 2004

[illegible] LOS ANGELES, CA [illegible]
3832 SHANNON ROAD, LOS ANGELES, CA 90027 1442
PHONE (323) 669-0545 FAX (323) 669-0777 CELL PHONE (310) 435 0746 EMAIL [illegible]

NEXA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash		
Checking		$ 6,660
Clearing broker deposit		50,000
Commissions receivable		17,916
Receivable from affiliates		1,200
Deposits and other assets		4,555
Furniture, fixtures and equipment net of depreciation of $5,063		4,462
Intangible assets net of amortization of $37,494		77,106
TOTAL ASSETS		$ 161,899

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses		$ 9,647
TOTAL LIABILITIES		9,647
STOCKHOLDERS' EQUITY		
Common stock ($1 par value, 100,000 shares authorized and issued; 2,500 shares outstanding)	$ 2,500	
Paid-in capital	1,163,678	
Retained earnings	(1,013,926)	152,252
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 161,899

See Accompanying Notes to Financial Statements

NEXA SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		
Commissions earned	$	257,435
Interest income		27
Other income		12,851
TOTAL REVENUES		270,313
DIRECT COSTS		
Commission expense		67,497
Data services and software		9,726
TOTAL DIRECT COSTS		77,223
GROSS PROFITS		193,090
TOTAL OPERATING EXPENSES		312,649
INCOME (LOSS) BEFORE TAX PROVISION		(119,559)
INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(120,359)

See Accompanying Notes to Financial Statements

NEXA SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	2,500	$ 2,500	$ 1,090,195	$ (893,567)	$ 199,128
Contributed capital			73,483		73,483
Net Income (Loss)				(120,359)	(120,359)
Balance, December 31, 2003	2,500	$ 2,500	$ 1,163,678	$ (1,013,926)	$ 152,252

See Accompanying Notes to Financial Statements

NEXA SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net income (loss)	$	(120,359)
Depreciation and amortization		15,324
Changes in operating assets and liabilities:		
Clearing broker deposit		15,601
Commissions receivable		5,183
Deposits and other assets		471
Receivable from affiliates		(1,200)
Accrued expenses		(2,093)
Net cash provided in operating activities		(87,073)
Cash Flows from Investing Activities:		
Purchase of equipment		(990)
Leasehold improvement		(350)
Cash Flows for Investing Activities		(1,340)
Cash Flows from Financing Activities:		
Contribution of capital		73,483
Net increase in cash		(14,930)
Cash at beginning of year		21,590
Cash at end of year	$	6,660

SUPPLEMENTAL INFORMATION

Interest paid	$	233
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

NEXA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - NATURE OF BUSINESS

Nexa Securities, Inc. (the Company) was incorporated in the State of Texas under the name Integrated Advisors, Inc. on September 6, 1984. The Company changed its name to Integrated Global Securities, Inc. on January 25, 1985; Capital Gains, Inc. on June 23, 1998; Quartermove Securities, inc. on September 16, 1999; and Nexa Securities, Inc. on October 26, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation (SIPC).

The company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 3 to 7 years.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions. See pages 10 and 11 for the computation of net capital.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a minimum deposit of $35,000 and another clearing broker requiring a minimum deposit of $50,000 of which $30,601 is on deposit.

NOTE 5 - INTANGIBLE ASSETS

The Company entered into a software license agreement with it's former sister company, Nexa Technologies, Inc. for proprietary software to assist the Company and its clients with their trading. The license cost $110,000 and expires in October 2006. The Company amortizes the cost of the license over the life of the agreement, using the straight-line method of accounting.

Amortization expense for the year ended December 31, 2003 was $11,000.

NOTE 6 - TRANSACTIONS WITH AFFILIATED COMPANIES

The Company is currently carrying receivables for inter-company loans made to a sister company prior to the sale of the Company on October 4, 2001 to World Safira Co., Ltd. The loan outstanding at December 31, 2003 is $1,200.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Los Angeles under a long-term agreement expiring December 31, 2006. The annual rental commitments for years ending December 31, are as follows:

2004	$ 48,600
2005	48,600
2006 & thereafter	16,200
	$ 113,400

NOTE 8 - PROVISION FOR INCOME TAXES

The Company's fiscal year ends December 31, 2003. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

The Company has a net operating loss carry-forward of $785,000 as of December 31, 2003, which may be applied against future taxable income which expires in the year 2023.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Board of Directors
Nexa Securities, Inc.
Pasadena, California

My report on my audit of the basic financial statements of Nexa Securities, Inc. for December 31, 2003 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 18, 2004

[illegible] Suite 260, Los Angeles, CA [illegible]
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email tractenberg@sbcglobal.net

NEXA SECURITIES, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING EXPENSES		
Advertising/marketing	$	96,744
Consultants		15,674
Depreciation and amortization		15,324
Legal and professional fees		25,247
Licenses and permits		8,418
Miscellaneous expenses		6,723
Office expense		4,144
Rent and utilities		35,117
Salaries and payroll taxes		85,698
Telephone		12,082
Travel and entertainment		7,478
TOTAL OPERATING EXPENSES	$	312,649

See Accompanying Notes to Financial Statements

NEXA SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	152,252
Non allowable assets		(87,323)
NET CAPITAL	$	64,929
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	643
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	59,929
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	63,964
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	9,647
Percentage of aggregate indebtedness to net capital		15%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	64,924
VARIANCE -		
Rounding		5
NET CAPITAL PER AUDITED REPORT	$	64,929

See Accompanying Notes to Financial Statements

NEXA SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2003

NON-ALLOWABLE ASSETS

Receivable from affiliates	$	1,200
Deposits and other assets		4,555
Furniture, fixtures and equipment net of depreciation of $5,063		4,462
Intangible assets net of amortization of $37,494		77,106
Total Non-Allowable Assets	$	87,323

See Accompanying Notes to Financial Statements

PART II

NEXA SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Nexa Securities, Inc.
Pasadena, California

In planning and performing my audit of the financial statements of Nexa Securities, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435 0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

Board of Directors
Nexa Securities, Inc.
Pasadena, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 18, 2004